                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 --------------

                                    FORM 11-K

                                 --------------


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


                           Commission File No. 1-14177



                             UWSI/BCBSUW 401(k) PLAN
                            (Full title of the plan)


                         UNITED WISCONSIN SERVICES, INC.
                            401 West Michigan Street
                               Milwaukee, WI 53203
           (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

UWSI/BCBSUW 401(k) Plan
Years ended December 31, 1999 and 1998

                             UWSI/BCBSUW 401(k) Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1999 and 1998


                                    CONTENTS

Report of Independent Auditors...........................................................................1

Financial Statements

Statements of Assets Available for Benefits..............................................................2
Statements of Changes in Assets Available for Benefits...................................................3
Notes to Financial Statements............................................................................4


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes.............................................9
Line 27(d) - Schedule of Reportable Transactions........................................................10


                         Report of Independent Auditors

Employee Benefits Committee
UWSI/BCBSUW 401(k) Plan

We have audited the accompanying statements of assets available for benefits of UWSI/BCBSUW 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
Milwaukee, Wisconsin
April 28, 2000

                             UWSI/BCBSUW 401(k) Plan

                   Statements of Assets Available for Benefits


                                                                  DECEMBER 31
                                                             1999             1998
                                                      ---------------------------------
ASSETS
Investments, at fair value (NOTE 3)                       $64,420,214     $52,897,051
Receivables -
   Interest and dividends                                      23,907          23,282
                                                      ---------------------------------
Assets available for benefits                             $64,444,121     $52,920,333
                                                      =================================












SEE ACCOMPANYING NOTES.

                             UWSI/BCBSUW 401(k) Plan

             Statements of Changes in Assets Available for Benefits


                                                                               YEAR ENDED DECEMBER 31
                                                                                1999             1998
                                                                        -----------------------------------
Additions:
   Net investment income                                                    $  1,673,410     $  2,134,721
   Net realized and unrealized appreciation in fair value of
     investments (NOTE 3)                                                      3,854,528        4,289,410
                                                                        -----------------------------------
                                                                               5,527,938        6,424,131
   Contributions:
     Participants                                                              4,749,202        3,641,388
     Employers                                                                 1,440,233        1,139,251
                                                                        -----------------------------------
                                                                               6,189,435        4,780,639
                                                                        -----------------------------------
Total additions                                                               11,717,373       11,204,770

Deductions:
   Cash transfers and rollovers (to Plan) from Plan                           (4,363,690)        (589,928)
   Benefits, withdrawals and taxes                                             4,557,275        4,098,721
                                                                        -----------------------------------
Total deductions                                                                 193,585        3,508,793

Net increase                                                                  11,523,788        7,695,977
Assets available for benefits at beginning of year                            52,920,333       45,224,356
                                                                        -----------------------------------
Assets available for benefits at end of year                                 $64,444,121      $52,920,333
                                                                        ===================================





SEE ACCOMPANYING NOTES.

                             UWSI/BCBSUW 401(k) Plan

                          Notes to Financial Statements

                     Years ended December 31, 1999 and 1998


1. DESCRIPTION OF THE PLAN AND EMPLOYER SECURITIES

The UWSI/BCBSUW 401(k) Plan (the Plan) is a defined contribution plan which covers eligible salaried and hourly employees not subject to collective bargaining agreements of Blue Cross & Blue Shield United of Wisconsin (BCBSUW), United Wisconsin Services, Inc. (UWSI), and any of their subsidiaries to which participation has been extended (Employers).

Effective July 30, 1999, the Plan was amended to extend participation rights under the Plan to employees of CNR Health, Inc., a wholly owned subsidiary of UWSI. Immediately prior to this change, CNR Health, Inc. employees had been eligible to participate in the CNR Health, Inc. Retirement Savings Plan (the CNR Plan), a qualified defined contribution retirement plan. All participant account balances in the CNR Plan, totaling $2,159,000, were transferred to the Plan on the effective date and the CNR Plan was then terminated. The transferred amount is included in the 1999 Statement of Changes in Assets Available for Benefits as a cash transfer into the Plan.

The Plan allows participants to direct their contributions into one or a combination of several investment options offered by the Plan. Participants can make qualifying contributions of 2% to 20% of their eligible compensation, which the Employers match on a 50% basis (generally excluding contributions in excess of 5%). Employers' matching contributions are generally required to be invested in United Wisconsin Services, Inc. common stock through the UWSI Common Stock Fund.

Earnings of the Plan are allocated daily to individual participant accounts, as defined in the Plan.

The participants' contributions and earnings thereon are 100% vested at all times. Participants' contributions may be withdrawn, subject to certain limitations, prior to termination of participation in the Plan. Earnings thereon may be withdrawn only upon termination of employment. Employers' contributions and earnings thereon generally become vested based on years of service and may be withdrawn only upon termination of employment.

There is no minimum age requirement. Forfeited Employers' contributions are used to offset subsequent Employer contributions. Effective July 1, 1999, eligible employees may elect to participate in the Plan upon employment with the Employer.

                             UWSI/BCBSUW 401(k) Plan

1. DESCRIPTION OF THE PLAN AND EMPLOYER SECURITIES (CONTINUED)

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants' Employers' contribution accounts will become 100% vested.

A description of the Plan is summarized in the SUMMARY PLAN DESCRIPTION, which can be obtained from the Plan Administrator.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Assets of the Plan are held by American Express Trust Company under a trust agreement, under which the assets of the Plan are segregated and invested separately. Investments are valued at fair value based on quoted market prices, except for participant loans, which are valued at their current outstanding balances, which approximate fair value.

CONTRIBUTIONS

Contributions from participants are recorded in the period the Employers make corresponding payroll deductions. Contributions from the Employers are recorded based upon amounts required to be contributed as determined by the Plan.

ADMINISTRATIVE EXPENSES

With the exception of fees on personal loans, all administrative expenses in 1999 and 1998 were paid by the Employers. Forfeited Employers' contributions are used to offset subsequent Employer contributions.

                             UWSI/BCBSUW 401(k) Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's assets at either December 31, 1999 or 1998, are as follows:

                                                                                1999             1998
                                                                       ------------------------------------

United Wisconsin Services, Inc. Common Stock*                              $  2,401,506     $  2,565,089
IDS Mutual Fund (Y)                                                                   -        8,249,470
IDS New Dimensions Fund (Y)                                                   6,025,084        3,430,059
PIMCO Total Return Fund                                                       4,579,227        4,601,983
American Express Trust Income Fund II                                         7,363,182        5,586,069
American Express Trust Equity Index Fund II                                  24,485,328       19,542,595
AIM Constellation Fund                                                        4,914,007        2,981,834
American Medical Security Group, Inc. Common Stock                            1,271,541        3,508,587
Invesco Total Return Fund                                                     7,889,995                -
Janus Overseas Fund                                                           3,599,767                -


*Primarily nonparticipant-directed (see Note 4)

                             UWSI/BCBSUW 401(k) Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments are as follows:

                                                                                     DECEMBER 31
                                                                                1999             1998
                                                                       ------------------------------------

Investments, at fair value -
   United Wisconsin Services, Inc. Pooled Stock Fund
     Participant directed                                                   $   514,315      $   638,325
     Nonparticipant directed                                                  1,887,283        1,920,151
                                                                       ------------------------------------
                                                                             $2,401,598       $2,558,476
                                                                       ====================================

                                                                 YEAR ENDED DECEMBER 31 1999
                                                    -------------------------------------------------------
                                                       Participant-    Nonparticipant
                                                                              -
                                                         Directed          Directed           Total
                                                    -------------------------------------------------------
Change in net assets:
   Contributions                                          $  218,268       $ 1,440,233       $ 1,658,501
   Dividends                                                   5,607            20,511            26,118
   Net realized and unrealized appreciation
     (depreciation) in fair value                           (321,047)       (1,381,006)       (1,702,053)
   Distributions to participants                             (26,838)         (112,606)         (139,444)
                                                    -------------------------------------------------------
                                                          $ (124,010)      $   (32,868)      $  (156,878)
                                                    =======================================================

The United Wisconsin Services, Inc. Pooled stock fund includes the employer's matching contributions and employee directed contributions, which are limited to 30% of the employee's allowable contribution.

                             UWSI/BCBSUW 401(k) Plan

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             Supplemental Schedules

                             UWSI/BCBSUW 401(k) Plan
                    Employer Identification Number 39-0138065
                                 Plan Number 336

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                                          DESCRIPTION OF INVESTMENT,
                                                           INCLUDING MATURITY DATE,
                                                               RATE OF INTEREST,
         IDENTITY OF ISSUE, BORROWER,                      COLLATERAL, UNITS, PAR OR                         CURRENT
         LESSOR OR SIMILAR PARTY                                MATURITY VALUE             COST               VALUE
------------------------------------------------------------------------------------------------------------------------

American Express Trust Income Fund II*                            377,367                                $  7,363,182

American Express Trust Small Cap Equity
   Index Fund*                                                     11,354                                     164,349

American Express Trust Equity Index Fund II*                      613,375                                  24,485,328

PIMCO Total Return Fund                                           462,548                                   4,579,227

Invesco Total Return Fund                                         272,445                                   7,889,995

AIM Constellation Fund                                            121,304                                   4,914,007

AXP New Dimensions Fund (Y)                                       166,251                                   6,025,084

Janus Overseas Fund                                                96,768                                   3,599,767

United Wisconsin Services, Inc. Common
   Stock *                                                        724,655                $5,284,719         2,401,506

American Medical Security Group, Inc. Common Stock*               266,962                                   1,271,541

Participant loans*                                    Interest rates are 1% over
                                                        the prime rate at the
                                                        time of loan
                                                        application; maturity
                                                        dates vary with
                                                        terms of 5 years or less                            1,726,228
                                                                                                     -------------------
                                                                                                          $64,420,214
                                                                                                     ===================


*Party in interest

                             UWSI/BCBSUW 401(k) Plan
                    Employer Identification Number 39-0138065
                                 Plan Number 336

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                    CURRENT
                                                                                    VALUE OF
                                                                                    ASSET ON          NET
                                     PURCHASE        SELLING        COST OF       TRANSACTION         GAIN
      DESCRIPTION OF ASSETS            PRICE          PRICE          ASSET            DATE           (LOSS)
--------------------------------------------------------------------------------------------------------------










There were no category (i), (ii), (iii) or (iv) transactions during 1999 with nonparticipant-directed funds.
Lease Rental and "Expense Incurred with Transaction" are not applicable.

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-67917) pertaining to the UWSI/BCBSUW 401(k) Plan of our report dated April 28, 2000, with respect to the financial statements and schedules of the UWSI/BCBSUW 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.


Ernst & Young LLP
Milwaukee, Wisconsin
June 28, 2000

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Blue Cross & Blue Shield United of Wisconsin Employee Benefits Committee has duly caused this annual report to be signed as of the date set forth below.

                                          UWSI/BCBSUW 401(k) PLAN


June 28, 2000                     By:     /s/ Gail L. Hanson
                                          -------------------------------------
                                          Gail L. Hanson, a member of the
                                          Blue Cross & Blue Shield United of
                                          Wisconsin Employee Benefits Committee